Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Form 6-K and our Annual Report on Form 20-F for the year ended December 31, 2017 (the “Annual Report”).

All references to “Ability,” “we,” “us,” “our,” the “Company” and similar designations refer to Ability Inc. and our subsidiaries, Ability Computer & Software Industries Ltd., or Ability and Ability Security Systems Ltd., or ASM. The terms “shekels,” “Israeli shekels” and “NIS” refer to New Israeli Shekels, the lawful currency of the State of Israel, the terms “dollar,” “US$” or “$” refer to U.S. dollars, the lawful currency of the United States.

Forward Looking Statements

We make forward-looking statements in the following discussion that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information we have when those statements are made or our management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

●	risks related to our ability to continue as a going concern;

●	risks related to our need for significant additional capital, which we may be unable to obtain;

●	risks associated with our ability to regain and maintain compliance with the Nasdaq listing standards;

●	risks related to the dependence of our revenues on the successful implementation and customer adoption of ULIN, the customer adoption of which has been limited;

●	risks related to the dependence of Ultimate Interception, or ULIN sales on a reseller agreement with one supplier, which automatically terminates in January 2019;

●	risks relating to potential enforcement action that may be initiated by the SEC following receipt of the Wells Notice and risks relating to adverse outcomes in our outstanding litigation matters;

●	risks relating to government spending and contracts with governments and governmental agencies;

●	risks associated with our reliance on third party suppliers, manufacturers and partners for certain products or components which may be critical to our solutions;

●	risks associated with our ability to retain and recruit key personnel, including our Chief Executive Officer and Chief Technology Officer;

●	risks associated with our ability to keep pace with technological changes and evolving industry standards;

●	risks and challenges associated with large projects and the sophisticated nature of the solutions and products we sells, customization of solutions based on specific customer needs, sales cycles and unpredictable sales terms and timing and uneven sales patterns;

●	risks associated with complex and changing local and foreign regulatory environments in the jurisdictions in which we operate;

●	risks associated with the misconduct or other improper activities of our employees or other third parties, including noncompliance with regulatory standards and requirements;

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●	risks relating to material weaknesses in our internal controls over financial reporting and risks relating to the ineffectiveness of our disclosure controls and procedures; and

●	risks that our products may infringe or may be alleged to infringe on the intellectual property rights of others, which could lead to costly disputes or disruptions for us and may require us to indemnify our customers and resellers for any damages they suffer.

You should review carefully the risks and uncertainties described under the heading “Risk Factors” in our Form 6-K filed with the SEC on August 14, 2018 for a discussion of these and other risks that relate to our business and investing in our ordinary shares. The forward-looking statements contained in this prospectus are expressly qualified in their entirety by this cautionary statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

Overview

We are a holding company operating through our subsidiaries, Ability and ASM, which provide advanced interception, geolocation and cyber intelligence products and solutions that to serve the needs and increasing challenges of security and intelligence agencies, military forces, law enforcement agencies and homeland security agencies worldwide. We believe that our advanced comprehensive capabilities in both the area of interception of communications and geolocation set us apart from our competitors.

Founded in 1994, Ability has 17 years of proven experience in the fields of interception and geolocation. We specialize in off-air interception of voice, SMS and data communication from both cellular (GSM/CDMA UMTS/LTE) and satellite communication networks and deciphering solutions for both cellular and satellite communications. Our portfolio of cellular communications solutions includes, in addition to interception of voice, SMS, and data, an advanced geolocation system and cyber solutions. The geolocation solutions we offer geographically target mobile phones and are sold independently or as an additional feature within other systems. The cyber solutions provide the user with the ability to extract and view information from mobile phones. We also offer a system that can detect the existence of active interception systems (such as active cellular interception systems, fake SMS advertising systems and IMSI/IMEI catchers), can prevent interception by such systems and “intercept the interceptor,” allowing the user to listen to and manipulate the intercepted information. Our portfolio of satellite solutions includes advanced interception systems for Iridium, Thuraya, IsatPhone and VSAT communications. Both our cellular and satellite interception solutions can be used either as portable stand-alone tactical systems or can be integrated into larger scale fixed strategic systems. We believe that the products and solutions we offer enable security agencies, law enforcement agencies and armed forces to gain a tactical and situational advantage over highly mobile and covert adversaries and believe that we are among the few companies with an offering and suite of solutions that targets all segments of the lawful interception market.

Accounting Treatment of the Business Combination

We were incorporated under the laws of the Cayman Islands under the name “Cambridge Holdco Corp.”, or Holdco, as an exempted company on September 1, 2015. We were formed as a wholly-owned subsidiary of Cambridge Capital Acquisition Corporation, or Cambridge, a company formed in order to effect a merger, capital stock exchange, asset acquisition or other similar business combination with one or more businesses or entities. Cambridge was incorporated under the laws of Delaware on October 1, 2013. On December 23, 2013, Cambridge closed its initial public offering and a simultaneous private placement.

On December 23, 2015, Cambridge merged with and into Holdco with Holdco surviving the merger and becoming the public entity, or the Redomestication Merger, and Holdco consummated a business combination whereby it acquired Ability, by way of a share exchange, or the Share Exchange and together with the Redomestication Merger, the Business Combination, following which Ability became a subsidiary of Holdco, pursuant to Agreement and Plan of Reorganization, dated as of September 6, 2015, or the Merger Agreement. Effective as of the closing of the Business Combination, Holdco changed its name to “Ability Inc.” The shares of Ability are held in trust through a trust of which we are the beneficiary and over which we have voting and dispositive power. Such trust was established in connection with a pre-ruling of the Israel Tax Authority to ensure payment of any tax due to the Israel Tax Authority in connection with the Merger Agreement.

The Business Combination was accounted for as a reverse merger, whereby Cambridge is treated as the “acquired” company for financial reporting purposes. This determination is primarily based on Ability comprising the ongoing operations of the combined company, Ability’s senior management comprising the senior management of the combined company and Ability’s former shareholders being the controlling shareholders of the combined company after the Business Combination. The Business Combination is considered to be a capital transaction in substance. Accordingly, for accounting purposes, the Business Combination is treated as the equivalent of Ability issuing shares for the net assets of Cambridge, accompanied by a recapitalization. The net assets of Cambridge are stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination are those of Ability; therefore, the historical consolidated financial statements presented are the historical consolidated financial statements of Ability and the ordinary shares and the corresponding capital amounts pre-merger have been retroactively restated as ordinary shares reflecting the exchange ratio in the merger.

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Historically, Ability’s consolidated financial statements include the financial information of ASM, which was viewed as a variable interest entity of Ability prior to our acquisition of the remaining 84% of the shares of ASM in January 2016. For additional information, see Note 1 to the audited consolidated financial statements for the year ended December 31, 2017 in our Annual Report.

Restatement of Previous Consolidated Financial Statements

In our Annual Report on Form 20-F for the year ended December 31, 2015, our consolidated financial statements for the year ended December 31, 2015, our consolidated financial statements as of December 31, 2014 and for the two years in the period then ended were restated to reflect correction of errors with respect to previously unrecognized commissions due to a vendor on revenues that were recognized in the years ended December 31, 2014, 2013 and 2012; improper allocation and timing of revenue recognition from connection to supportive infrastructure in multiple element sale transactions recognized in the years ended December 31, 2014, 2013 and 2012; and previously unrecognized commissions due to a third party on cost of revenues that were recognized in the year ended December 31, 2014.

We conducted an internal investigation, overseen by our audit committee, into the facts and circumstances surrounding the restatement. The audit committee was assisted by external consultants. The SEC subsequently sent a subpoena requesting, among other things, information regarding the transaction with Cambridge Capital Acquisition Corporation, the restatement that occurred in May 2016, and financial and business information. See the risk factor “We are under an investigation by the SEC and recently received a “Wells” notice and if SEC enforcement action is initiated, even if ultimately resolved favorably for us, such action would have a material adverse impact on our reputation, business, financial condition, results of operations or cash flows” in our Form 6-K filed with the SEC on August 14, 2018.

Critical Accounting Policies

The significant accounting policies that have been applied in the preparation of these condensed consolidated interim financial statements are identical to those that were applied in preparation of the Company’s most recent annual financial statements in connection with its Annual Report.

Results of Operations

The following table sets forth a summary of our operating results:

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
	(Unaudited)
	U.S. dollars in thousands, except per share data

Revenues	$25	$35	$412	$832
Cost of revenues	369	543	864	1,163
Gross loss	(344)	(508)	(452)	(331)

Selling and marketing expenses	734	819	1,406	1,565
General and administrative expenses	1,590	1,833	3,851	4,319
Operating loss	(2,668)	(3,160)	(5,709)	(6,215)

Financial expenses (income), net	6	(58)	(14)	(125)
Loss before income taxes	(2,674)	(3,102)	(5,695)	(6,090)

Income tax expenses	-	11	-	23
Net loss	(2,674)	(3,113)	(5,695)	(6,113)

Loss per ordinary share - basic and diluted (U.S. dollars)	$(1.09)	$(1.27)	$(2.32)	$(2.49)

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Three months ended June 30, 2018, compared to three months ended June 30, 2017

Revenues

Revenues for the three months ended June 30, 2018, were $25,000, a decrease of $10,000, or 29%, compared to $35,000 for the three months ended June 30, 2017.

The table below sets forth Ability’s revenues by geographical regions for the periods presented:

	Three Months Ended June 30,
	2018	2017
	(Unaudited)
Region	U.S. dollars in thousands
Other	$25	$35
Total	$25	$35

We expected that ULIN would be a major growth driver of our sales and revenues. However, since the introduction of ULIN, customer adoption of ULIN has been much slower than we had anticipated, and while we have seen significant interest in ULIN and its advanced capabilities, during the year ended December 31, 2016, we only completed one ULIN sale (which was our first ULIN sale). During the year ended December 31, 2017, we suspended recognizing revenues for this sale due to collectability issues. In January 2018, we completed an additional sale of ULIN however due to technical implementation issues encountered with the solution, we have not recognized any revenue from such sale to date. We believe that the limited customer adoption to date of ULIN, notwithstanding its competitive advantages over tactical interception solutions, is primarily due to its increased costs compared to such tactical interception solutions, as well as the market’s desire for a product capable of intercepting data communication in addition to the content of voice calls and SMS, and ULIN’s inability to intercept cellular communication within some network operators. We believe that continued increase in usage of new communication channels and the technological developments in the cellular communications industry (such as an increased number of cellular networks, mobile operators and frequencies), which have resulted in tactical cellular interception systems becoming more complex and expensive, will contribute to the competitive strength and distinctiveness of ULIN, which in turn will result in an increased demand for ULIN. We believe that the significant increase in the length of the ULIN sales cycle compared to our legacy tactical interception solutions is primarily due to the difficulties described above and lengthy purchasing approval processes for ULIN, oftentimes requiring the approval of the most senior levels of government. Furthermore, since the introduction of ULIN, while we have continued to offer our legacy tactical cellular interception solutions, we have experienced a significant decline in sales of our existing portfolio of solutions and products within the cellular interception category and we cannot assure you that ULIN will not render a substantial percentage of our existing product portfolio obsolete. In addition, increased usage of new communication channels and technological developments in the cellular communications industry (such as an increased number of cellular networks, mobile operators and frequencies) have resulted in cellular interception systems becoming more complex, expensive and limited in their interception capabilities, which we believe in turn have also had an adverse effect on sales of our legacy tactical cellular interception solutions. However, we cannot assure you that the market or demand for ULIN will grow as we believe (if at all).

Although with respect to certain periods in the past we provided guidance and projections, given that we were unable to accurately predict our revenues during such periods, due to, among others things, the pricing, margins and other deal terms of our engagements which may vary substantially from transaction to transaction, the extended time frame and uncertainty associated with many of our sales opportunities, and the unpredictable sales cycles of ULIN, we ceased to, and shall not in the foreseeable future, provide guidance or forecasts.

Cost of Revenues

Cost of revenues for the three months ended June 30, 2018 were $369,000, a decrease of $174,000, or 32%, compared to $543,000 for the three months ended June 30, 2017, with such decrease being consistent with the decrease in revenues.

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Gross Loss

Gross loss for the three months ended June 30, 2018 was $344,000, a decrease of $164,000, or 32%, compared to $508,000 for the three months ended June 30, 2017. The decrease was primarily due to the lower cost of revenues period over period.

Selling and Marketing Expenses

Selling and marketing expenses for the three months ended June 30, 2018, were $734,000, a decrease of $85,000, or 10%, compared to $819,000 for the three months ended June 30, 2017. The decrease was primarily due to lower salaries and related expenses and lower travel expenses.

General and Administrative Expenses

General and administrative expenses for the three months ended June 30, 2018 were $1.6 million, a decrease of $0.2 million, or 13%, compared to $1.8 million for the three months ended June 30, 2017. The decrease was primarily due to lower legal fees.

Operating Loss

Operating loss for the three months ended June 30, 2018 was $2.7 million, a decrease of $0.5 million, or 16%, compared to $3.2 million for the three months ended June 30, 2017. The decrease was due to lower gross loss, selling and marketing expenses and general and administrative expenses.

Financial Expenses (Income), Net

Financial expenses, net for the three months ended June 30, 2018, was $6,000, a decrease of $64,000 compared to financial income, net of $58,000 for the three months ended June 30, 2017. The decrease related primarily to fluctuations in the exchange rate between the U.S. dollar and the New Israeli Shekel.

Loss before income taxes

Loss before income taxes for the three months ended June 30, 2018 was $2.7 million, a decrease of $0.4 million, or 14%, compared to $3.1 million for the three months ended June 30, 2017. The decrease was due to lower operating loss which was partially offset by a change in the financial expenses (income), net.

Income Tax Expenses

There were no income tax expenses for the three months ended June 30, 2018 compared to $11,000 for the three months ended June 30, 2017.

Net and Comprehensive Loss

Net and comprehensive loss for the three months ended June 30, 2018 was $2.7 million or $1.09 per ordinary basic and diluted share, a decrease of $0.4 million, or 14%, compared to $3.1 million or $1.27 per ordinary basic and diluted share for the three months ended June 30, 2017.

Six months ended June 30, 2018, compared to six months ended June 30, 2017

Revenues

Revenues for the six months ended June 30, 2018, were $412,000, a decrease of $420,000, or 50%, compared to $832,000 for the six months ended June 30, 2017. The revenues for the six months ended June 30, 2018 related primarily to sales to a reseller in Asia while the revenues for the six months ended June 30, 2017 related primarily to sales to a reseller in Latin America.

The table below sets forth Ability’s revenues by geographical regions for the periods presented:

	Six Months Ended June 30,
	2018	2017
	(Unaudited)
Region	U.S. dollars in thousands
Asia	$362	$-
Latin America	-	754
Other	50	78
Total	$412	$832

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We expected that ULIN would be a major growth driver of our sales and revenues. However, since the introduction of ULIN, customer adoption of ULIN has been much slower than we had anticipated, and while we have seen significant interest in ULIN and its advanced capabilities, during the year ended December 31, 2016, we only completed one ULIN sale (which was our first ULIN sale). During the year ended December 31, 2017, we suspended recognizing revenues for this sale due to collectability issues. In January 2018, we completed an additional sale of ULIN however due to technical implementation issues encountered with the solution, we have not recognized any revenue from such sale to date. We believe that the limited customer adoption to date of ULIN, notwithstanding its competitive advantages over tactical interception solutions, is primarily due to its increased costs compared to such tactical interception solutions, as well as the market’s desire for a product capable of intercepting data communication in addition to the content of voice calls and SMS, and ULIN’s inability to intercept cellular communication within some network operators. We believe that continued increase in usage of new communication channels and the technological developments in the cellular communications industry (such as an increased number of cellular networks, mobile operators and frequencies), which have resulted in tactical cellular interception systems becoming more complex and expensive, will contribute to the competitive strength and distinctiveness of ULIN, which in turn will result in an increased demand for ULIN. We believe that the significant increase in the length of the ULIN sales cycle compared to our legacy tactical interception solutions is primarily due to the difficulties described above and lengthy purchasing approval processes for ULIN, oftentimes requiring the approval of the most senior levels of government. Furthermore, since the introduction of ULIN, while we have continued to offer our legacy tactical cellular interception solutions, we have experienced a significant decline in sales of our existing portfolio of solutions and products within the cellular interception category and we cannot assure you that ULIN will not render a substantial percentage of our existing product portfolio obsolete. In addition, increased usage of new communication channels and technological developments in the cellular communications industry (such as an increased number of cellular networks, mobile operators and frequencies) have resulted in cellular interception systems becoming more complex, expensive and limited in their interception capabilities, which we believe in turn have also had an adverse effect on sales of our legacy tactical cellular interception solutions. However, we cannot assure you that the market or demand for ULIN will grow as we believe (if at all).

Although with respect to certain periods in the past we provided guidance and projections, given that we were unable to accurately predict our revenues during such periods, due to, among others things, the pricing, margins and other deal terms of our engagements which may vary substantially from transaction to transaction, the extended time frame and uncertainty associated with many of our sales opportunities, and the unpredictable sales cycles of ULIN, we ceased to, and shall not in the foreseeable future, provide guidance or forecasts.

Cost of Revenues

Cost of revenues for the six months ended June 30, 2018 were $864,000, a decrease of $299,000, or 26%, compared to $1,163,000 for the six months ended June 30, 2017, with such decrease being consistent with the decrease in revenues.

Gross Loss

Gross loss for the six months ended June 30, 2018 was $452,000, an increase of $121,000, or 36%, compared to $331,000 for the six months ended June 30, 2017. The increase was primarily due to lower revenues which was partially offset by lower cost of revenues.

Selling and Marketing Expenses

Selling and marketing expenses for the six months ended June 30, 2018, were $1.4 million, a decrease of $0.2 million, or 10%, compared to $1.6 million for the six months ended June 30, 2017. The decrease was primarily due to lower salaries and related expenses and lower travel expenses.

General and Administrative Expenses

General and administrative expenses for the six months ended June 30, 2018 were $3.9 million, a decrease of $0.4 million, or 11%, compared to $4.3 million for the six months ended June 30, 2017. The decrease was primarily due to lower legal fees.

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Operating Loss

Operating loss for the six months ended June 30, 2018 was $5.7 million, a decrease of $0.5 million, or 8%, compared to $6.2 million for the six months ended June 30, 2017. The decrease was due to lower selling and marketing expenses and general and administrative expenses, such decrease was partially offset by an increase in gross loss.

Financial Income, Net

Financial income, net for the six months ended June 30, 2018, was $14,000, a decrease of $111,000, or 89%, compared to $125,000 for the six months ended June 30, 2017. The decrease related primarily to fluctuations in the exchange rate between the U.S. dollar and the New Israeli Shekel.

Loss before income taxes

Loss before income taxes for the six months ended June 30, 2018 was $5.7 million, a decrease of $0.4 million, or 6%, compared to $6.1 million for the six months ended June 30, 2017. The decrease was due to lower operating loss partially offset by lower financial income, net.

Income Tax Expenses

There were no income tax expenses for the six months ended June 30, 2018, compared to $23,000 for the six months ended June 30, 2017.

Net and Comprehensive Loss

Net and comprehensive loss for the six months ended June 30, 2018 was $5.7 million or $2.32 per ordinary basic and diluted share, a decrease of $0.4 million, or 7%, compared to $6.1 million or $2.49 per ordinary basic and diluted share for the six months ended June 30, 2017.

Government Policies

We are incorporated in the Cayman Islands and our headquarters, operations and sales office are located in the State of Israel.

Due to the nature of our operations, we are subject to stringent requirements in terms of export controls for military, defense and “dual use” items. See “Risk Factors – Risks Relating to our Business and Risk Relating to our Operations in Israel” and “Business – Export Control Regulatory Matters” in our Form 6-K filed with the SEC on August 14, 2018 for a description of governmental, economic, fiscal, monetary and political policies or factors that have materially affected or could materially affect our operations.

Government Contracts

All of our revenues to date have been generated, directly and indirectly, from contracts with national, regional and local governmental agencies, authorities and security organizations, many of which have complex and time consuming procurement procedures. A substantial period of time often elapses from the time we enter into negotiations until we actually deliver the product to the specific customer. Government contracts are further subject to special risks, such as delays in funding, termination of contracts at the convenience of the government, reduction or modification due to changes in the government’s policies or priorities. Our sales to these customers are directly affected by their budgetary constraints, the priority given to the procurement of products and services from us and the government’s normal spending cycle. A decrease or delay in governmental funding would adversely affect our results of operations. This risk is heightened during periods of global economic slowdown, recession, economic instability, political unrest, armed conflicts or natural disasters.

Preferred Enterprise Program

We are managed and controlled from Israel and are considered by the Israel Tax Authority as a company domiciled in Israel and subject to Israeli corporate tax, capital gains tax and any other relevant taxes. The Israeli corporate tax rate was 26.5% in 2014 and 2015. Beginning January 1, 2016, the Israeli corporate tax rate was reduced to 25%, beginning January 1, 2017 the corporate tax rate was reduced to 24% and beginning January 1, 2018 the corporate tax was reduced to 23%. Under the Investment Law, Ability expects to be eligible for certain tax benefits provided to “Preferred Enterprises,” including a reduced tax rate of 14.6% in 2015 and 2016 and a reduced tax rate, not yet determined (but up to 16%), in 2017 and thereafter, with respect to taxable income generated by the Preferred Enterprise. All other taxable income will be subject to the standard Israeli corporate tax rate. See “Risk Factors – Risks Relating to our Operations in Israel” in our Form 6-K filed with the SEC on August 14, 2018 for further details.

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Liquidity and Capital Resources

As of June 30, 2018, we had an accumulated deficit of $23.7 million, cash and cash equivalents of $150,000, a negative working capital of $6.1 million, and a net loss of $5.7 million for the six months ended June 30, 2018, compared to an accumulated deficit of $18.0 million, cash and cash equivalents of $1.9 million, and a negative working capital of $556,000 as of December 31, 2017. Due to a significant decline in revenues and an increase in legal and professional services fees, we suffered losses from operations, and we have an accumulated deficit that, among other reasons, raises substantial doubt about our ability to continue as a going concern. Our independent registered public accounting firm, in its report on our audited consolidated financial statements for the year ended December 31, 2017 expressed substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependent upon, among other things, cash flow from customers for ongoing projects, increase in sales, our controlling shareholders’ financial support of the Company, a decrease in litigation costs, our ability to remain listed on the Nasdaq Capital Market and favorable resolution of the pending lawsuits and SEC investigation.

On July 3, 2018, the SEC issued Wells notices to us and Anatoly Hurgin and Alexander Aurovsky, our controlling shareholders who are also officers and directors, in connection with the previously disclosed ongoing investigation of the SEC into the transaction with Cambridge, the restatement that occurred in May 2016, and financial and business information. The Wells notice indicated that the Staff of the SEC’s Division of Enforcement has made a preliminary determination to recommend that the SEC authorize the institution of an enforcement action against us and Messrs. Hurgin and Aurovsky that would allege, among others, violations of Section 17(a) of the Securities Act of 1933, Sections 10(b) and 14(a) of the Securities Exchange Act of 1934. A Wells notice is neither a formal allegation of wrongdoing nor a finding that any violations of law have occurred. Rather, it provides the Company and Messrs. Hurgin and Aurovsky with an opportunity to respond to issues raised by the SEC and offer their perspective prior to any SEC decision to institute proceedings. On August 10, 2018, we and Messrs. Hurgin and Aurovsky made Wells submissions in response to the Wells notices. If enforcement action is initiated, this could result in us and Messrs. Hurgin and/or Aurovsky being subject to an injunction and cease and desist order from further violations of the securities laws as well as monetary penalties of disgorgement, pre-judgment interest, a civil penalty, and in the case of Messrs. Hurgin and Aurovsky only, a bar from serving as an officer or director.

We expect to continue incurring losses and negative cash flows from operations in the foreseeable future. Based on our projected cash flows and our cash balances as of the date of this prospectus, our management is of the opinion that without fund raising we have sufficient capital to finance our operations for up to six months assuming the utilization in full of our line of credit described in the next sentence. As further described below, on April 11, 2018, we obtained a six-month bank line of credit of NIS 11 million ($3.1 million) secured by Messrs. Hurgin and Aurovsky. To date, we have drawn down NIS 5.5 million ($1.5 million) on the line of credit.

Management is investing significant marketing efforts in order to generate additional revenue and simultaneously is continuing to decrease its expenses, primarily its legal and professional services fees in order to regain profitability however as a result of the Wells notice, we expect to incur significant legal expenses. Additionally, we plan to raise capital through the sale of equity securities or debt and settle certain of the lawsuits that are pending.

On February 21, 2018, Messrs. Hurgin and Aurovsky executed an Irrevocable Undertaking, or the Undertaking, for the Company’s benefit. According to the Undertaking, Messrs. Hurgin and Aurovsky agreed to make available to the Company from, March 1, 2018, a $3.0 million line of credit or loan in favor of Ability. The Undertaking provided that the term of the line of credit or loan is to be for a period of no less than six months. The line of credit or loan will not bear any interest and Messrs. Hurgin and Aurovsky may not demand repayment, reduce or otherwise impair the line of credit or the loan. The Undertaking further provided that at the end of the term of the line of credit or loan, the board of directors will determine whether repayment of the line of credit or the loan will compromise the Company’s ability to meet its obligations. Messrs. Hurgin and Aurovsky undertook to renew the line of credit or extend the term of the loan on the same terms for an additional period of no less than six months in accordance with a resolution of the board of directors with respect to the necessity of the support of Messrs. Hurgin and Aurovsky. On April 11, 2018, we obtained a six-month line of credit, secured by Messrs Hurgin and Aurovksy, from an Israeli commercial bank in the amount of NIS 11 million ($3.1 million), of which NIS 5.5 million ($1.5 million) has been drawn down to date. The line of credit, which is still secured by Messrs. Hurgin and Aurovsky, has been extended through April 9, 2019. On amounts drawn under the line of credit, an interest rate in an amount to be determined at the time of draw down shall apply (which is currently 3.0% per annum) in addition to a semi-annual bank commission of NIS 27,500 ($7,900). Subsequently at a meeting of the board of directors on April 23, 2018, it was resolved to amend the terms of the Undertaking to provide that the Company will bear the costs and interest of the line of credit.

There is no assurance, however, that we will be successful in obtaining the level of financing needed for our operations. If we are unsuccessful in selling our products, raising capital, settling certain lawsuits or if SEC enforcement action is initiated we may need to further reduce activities, curtail or cease operations.

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Cash Flows

Operating Activities

Net cash used in operating activities for the six months ended June 30, 2018 was $2.4 million, a decrease of $3.6 million, compared to net cash used in operating activities of $6.0 million for the six months ended June 30, 2017.

Net cash used in operating activities for the six months ended June 30, 2018, consisted primarily of $5.7 million in net loss and a decrease of $0.5 million in accrued expenses and accounts payable with respect to projects, partially offset by an increase in progress payments in excess of accumulated costs with respect to projects and trade payables, accrued expenses and other accounts payable of $1.0 million and $0.9 million, respectively and a decrease of $1.8 million in other receivables. Non-cash expenses for the six months ended June 30, 2018 consisted primarily of amortization and depreciation of $0.2 million and $0.1 million, respectively.

Net cash used in operating activities for the six months ended June 30, 2017, consisted primarily of $6.1 million in net loss, a decrease of $2.2 million in accrued expenses and accounts payable with respect to projects and an increase of $1.5 million in trade payables, accrued expenses and other accounts payable, partially offset by a decrease in restricted deposits and accounts receivable of $1.7 million and $1.2 million, respectively and an increase of $1.0 million in progress payments in excess of accumulated costs with respect to projects. Non-cash expenses for the six months ended June 30, 2017 consisted primarily of amortization and depreciation of $0.2 million and $0.1 million, respectively.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2018 was $8,000, a decrease of $52,000, compared to net cash used in investing activities of $60,000 for the six months ended June 30, 2017.

Net cash used in investing activities for the six months ended June 30, 2018, consisted of purchase of property and equipment of $29,000, partially offset by proceeds from sale of property and equipment of $21,000.

Net cash used in investing activities for the six months ended June 30, 2017, consisted of purchase of property and equipment of $125,000, partially offset by proceeds from sale of property and equipment of $65,000.

We have no material commitments for capital expenditures as of June 30, 2018.

Financing Activities

Net cash provided by financing activities for the six months ended June 2018 was $630,000, an increase of $434,000, compared to $196,000 for the six months ended June 30, 2017.

Net cash provided by financing activities for the six months ended June 2018, consisted of proceeds from bank loans which represents the utilization of the line of credit as of June 30, 2018 secured by Messrs. Hurgin and Aurovsky.

Net cash provided by financing activities for the six months ended June 2017, consisted of amounts due from the controlling shareholders in connection with an Israeli arbitration.

Trend Information

The threat of global terrorism is a key driver in our growth, and the technological focus on counter-terrorism, as well as combating ordinary criminal activity, supports our confidence in our business. Around the world, demand for the ability to locate, intercept and decipher communications and encrypted data is strong. We believe that interception of communications is one of the most important tasks within intelligence and surveillance.

Over the last few years, cellular interception systems have become more complex and expensive as a result of increased usage of new communication channels and technological developments in the cellular communications industry, such as an increased number of cellular networks, mobile operators and frequencies. We believe that these developments had an adverse impact on sales of our legacy tactical cellular interception solutions during 2017 and 2016, which significantly declined in those periods.

The ULIN, a strategic cellular interception system that we introduced in November 2015, has strategic capabilities allowing for the interception of all generations of cellular communication. We believe that the limited customer adoption to date of ULIN, notwithstanding its competitive advantages over tactical interception solutions, is primarily due to its increased costs compared to such tactical interception solutions, as well as the market’s desire for a product capable of intercepting data communication in addition to the content of voice calls and SMS, and ULIN’s inability to intercept cellular communication within some network operators. We believe that continued increase in usage of new communication channels and the technological developments in the cellular communications industry (such as an increased number of cellular networks, mobile operators and frequencies), which have resulted in tactical cellular interception systems becoming more complex and expensive, will contribute to the competitive strength and distinctiveness of ULIN, which in turn will result in an increased demand for ULIN. We believe that the significant increase in the length of the ULIN sales cycle compared to our legacy tactical interception solutions is primarily due to the difficulties described above and lengthy purchasing approval processes for ULIN, oftentimes requiring the approval of the most senior levels of government.

Off-balance Sheet Arrangements

We have no material off-balance sheet arrangements.

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